FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2006
Commission File Number 1-11130
ALCATEL
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: September 11, 2006	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

This report on Form 6-K is not incorporated by reference into Registration Statement No 333-133919 filed with the Securities and Exchange Commission.

Press release
Annual Shareholders’ Meeting of September 7, 2006
Paris, September 7, 2006 — Shareholders of Alcatel (Paris: CGEP.PA AND NYSE: ALA), at the annual ordinary and extraordinary Shareholders’ Meeting, today approved all proposed resolutions related to the merger with Lucent Technologies, Inc..
All other resolutions were also approved by the Alcatel shareholders, with the exception of a proposed resolution related to the limitation of voting rights which was not recommended by the Board of Directors.
“I’m delighted that Alcatel’s shareholders have approved our strategic merger with Lucent Technologies, and I thank them for their trust. “ said Serge Tchuruk, Chairman and CEO of Alcatel. “This significant transaction is about creating the world leader in our industry. This offensive strategy, strengthened by the projects to acquire some of Nortel’s assets and the reinforcement of our partnership with Thales, aims to increase Alcatel’s value for its shareholders, and to provide its customers with the broadest portfolio and to give its employees great opportunities. We remain confident in the closing of these three strategic moves by the end of the year, when all the necessary approvals are granted.”
Lucent shareholders approved the merger at the Lucent Shareholders’ Meeting, held today.
The Shareholders’ Meeting also approved the 2005 consolidated financial statements and the payment of a dividend of Euro 0.16 per Alcatel ordinary share or Alcatel ADS comprising the capital of the company on December 31, 2005 and being entitled to dividends as of January 1, 2005. This dividend will be paid in cash as of September 11, 2006.
The Shareholders’ Meeting (in French only) will be available for replay from September 8 at:
http://www.alcatel.fr/finance/meeting/
About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 13.1 billion and 58,000 employees in 2005, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet:
http://www.alcatel.com

Alcatel Press Contacts
Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel.com
Stephane Lapeyrade	Tel : +33 (0)1 40 76 12 74	stephane.lapeyrade@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel: +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 7016	charlotte.laurent-ottomane@alcatel.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS AND OTHER IMPORTANT INFORMATION
This document contains statements regarding the proposed transaction between Lucent and Alcatel, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about Lucent’s and Alcatel’s managements’ future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Lucent and Alcatel and the combined company, as well as Lucent’s and Alcatel’s and the combined company’s future performance and the industries in which Lucent and Alcatel operate and the combined company will operate, in addition to managements’ assumptions. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement entered into by Lucent and Alcatel; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our respective global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to Lucent’s annual report on Form 10-K for the year ended September 30, 2005 and quarterly reports on Form 10-Q for the periods ended December 31, 2005 and March 31, 2006 and Alcatel’s annual report on Form 20-F for the year ended December 31, 2005, as amended, as well as other filings by Lucent and Alcatel with the U.S. Securities and Exchange Commission (the “SEC”). Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, Lucent and Alcatel disclaim any intention or obligation to update any forward-looking statements after the distribution of this document, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC
In connection with the proposed transaction between Lucent and Alcatel, Alcatel has filed a registration statement on Form F-4 (File no. 333-133919) (the “Form F-4”), which includes a definitive proxy statement/prospectus, dated August 4, 2006, relating to the Alcatel ordinary shares underlying the Alcatel American Depositary Shares (“ADS”) to be issued in the proposed transaction. Alcatel and Lucent have also filed, and intend to continue to file, additional relevant materials with the SEC, including a registration statement on Form F-6 (the “Form F-6” and together with the Form F-4, the “Registration Statements”) to register the Alcatel ADSs to be issued in the proposed transaction. The Registration Statements and the related proxy statement/prospectus contain and will contain important information about Lucent, Alcatel, the proposed transaction and related matters. Investors and security holders are urged to read the Registration Statements and the related proxy statement/prospectus carefully, and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Investors and security holders may obtain free copies of the documents filed with the SEC by Lucent and Alcatel (including the Form F-4, the related proxy statement/prospectus and, when filed, the Form F-6) through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of materials filed with the SEC by Lucent and Alcatel (including the Form F-4, the related proxy statement/prospectus and, when filed, the Form F-6) by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500 and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.
Lucent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Form F-4 and the definitive proxy statement/prospectus for the proposed transaction. Additional information regarding these directors and executive officers is also included in Lucent’s proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on or about January 3, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500.

Alcatel and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Form F-4 and the definitive proxy statement/prospectus for the proposed transaction. Additional information regarding these directors and executive officers is also included in Alcatel’s annual report on Form 20-F filed with the SEC on March 31, 2006, as amended on August 4, 2006 and August 7, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.